================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                         (Amendment No. 9 (See Item 2))


                              DOMINION HOMES, INC.
                         -----------------------------
                                (Name of Issuer)


                          COMMON SHARES, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                  257386 10 2
                                 --------------
                                 (CUSIP Number)

       Terry E. George
  Vice President, Secretary              Verna Ramirez              Frederick H. Fogel, Esq.
        and Treasurer              Angelo Gordon & Co., L.P.     c/o Silver Point Capital L.P.
     BRC Properties Inc.                245 Park Avenue         Two Greenwich Plaza, 1st Floor
4900 Tuttle Crossing Boulevard      New York, New York 10167     Greenwich, Connecticut 06830
      Dublin, Ohio 43016                 (212) 692-8270                 (203) 542-4000
        (614) 356-5000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                            ------------------------

                                 JUNE 11, 2008
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [_]. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===============================================================================

---------------------                                   -----------------------
 257386102                                                        Page 2 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BRC Properties Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   None
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 (See Note 2)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     None
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 (See Note 2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 3 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David S. Borror
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 (See Note 2)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 (See Note 2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Note 2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 4 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Douglas G. Borror
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 (See Note 2)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 (See Note 2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 5 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Terry E. George
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 (See Note 2)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 (See Note 2)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Note 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 6 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 7 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward A. Mule
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 8 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. O'Shea
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                        Page 9 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 10 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 11 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 12 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SPCP Group, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100 shares (See Item 5)
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100 shares (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100 shares (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 13 of 30
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Angelo, Gordon & Co., L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA; PN
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 14 of 30
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John M. Angelo
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN; HC
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 15 of 30
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael L. Gordon
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN; HC
--------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 16 of 30
---------------------                                   -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dominion Holding Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   100
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               100
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     100
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100% (See Note 1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

---------------------                                   -----------------------
 257386102                                                       Page 17 of 30
---------------------                                   -----------------------


                      NOTES TO COVER PAGE OF SCHEDULE 13D
                      -----------------------------------

Note 1. The calculation of the foregoing percentage is based on the 100 Shares outstanding following the consummation of the Merger (defined herein) on June 11, 2008. All of the Company's issued and outstanding Shares prior to the consummation of the Merger were cancelled as a result of the Merger and each share of Merger Sub (defined herein) was converted into a share of the surviving corporation. As a result, the 100 shares of Merger Sub held by Parent (defined herein) prior to the Merger were converted into 100 shares of the surviving corporation, and all 100 shares are held by Parent. Parent is owned by 3 stockholders: SPCP Group, LLC, 45.19%; Silver Oak Capital, L.L.C., 45.19%; and BRC Properties Inc., 9.62%.


Note 2. Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC Properties Inc. ("BRC"), an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 100 Shares held by Parent. BRC owns 9.62% of Parent. See Notes 3, 4 and 5.


Note 3. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC, and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.


Note 4. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.


Note 5. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

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 257386102                                                       Page 18 of 30
---------------------                                   -----------------------


ITEM 1.  SECURITY AND ISSUER.

        This Amended Schedule 13D (this "Schedule 13D") relates to the Common Shares, without par value (the "Shares"), of Dominion Homes, Inc., an Ohio corporation ("Dominion Homes" or the "Company"). The address of the principal executive offices of Dominion Homes is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016.


ITEM 2.  IDENTITY AND BACKGROUND.

        The persons filing this Schedule 13D are (i) BRC Properties Inc. ("BRC"), David S. Borror, Douglas G. Borror and Terry E. George (collectively, the "Borror Reporting Persons"); (ii) Silver Point Capital Management, L.L.C., a Delaware limited liability company ("Management"), Edward A. Mule, Robert J. O'Shea, Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Fund, L.P., a Delaware limited partnership ("SPC Fund"), Silver Point Capital Offshore Fund, Ltd., a Cayman Islands exempted company (SPC Offshore Fund") and SPCP Group, LLC, a Delaware limited liability company, ("SPCP Group," and, collectively with Management, Silver Point, SPC Fund, and Messrs. Mule and O'Shea, the "SPCP Reporting Persons"); (iii) Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), John M. Angelo ("Mr. Angelo"), and Michael L. Gordon ("Mr. Gordon" and, collectively, with Angelo Gordon and Mr. Angelo, the "Angelo Gordon Reporting Persons"); and
(iv) Dominion Holding Corp., a Delaware corporation ("Parent"). The Borror Reporting Persons, the SPCP Reporting Persons and the Angelo Gordon Reporting persons are referred to as the "Initial Reporting Persons." This Schedule 13D amends the Schedule 13D filed by the Borror Reporting Persons on January 12, 2007, the Schedule 13D filed by the SPCP Reporting Persons on November 30, 2007 and the Schedule 13D filed by the Angelo Gordon Reporting Persons on November 30, 2007, in each case, as amended by the jointly filed Amendment No. 7 filed on January 24, 2008 by the Initial Reporting Persons and as amended by the jointly filed Amendment No. 8 on April 30, 2008 by the Initial Reporting Persons. This Schedule 13D is the first such filing for Parent.

        The Borror Reporting Persons, the SPCP Reporting Persons and the Angelo Gordon Reporting Persons entered into a Joint Filing Agreement, dated January 23, 2008, as amended June 15, 2008 to include Parent and SPC Offshore Fund as parties, copies of which are filed with this Schedule 13D as Exhibit 1 and 10, respectively, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k)(1) under the Act.

THE BORROR REPORTING PERSONS

        A. BRC is an Ohio corporation engaged in the business of owning and managing multifamily housing and commercial real estate. The business address of BRC is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016.

        The following  list sets forth the directors and executive  officers of
BRC:

                1. David S. Borror is a Director and a Vice President of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016. David S. Borror is a citizen of the United States of America.

                2. Douglas G. Borror is a Director and the President of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016, and he is the Chairman of the Board and Chief Executive Officer of Dominion Homes. Douglas G. Borror is a citizen of the United States of America.

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 257386102                                                       Page 19 of 30
---------------------                                   -----------------------


                3. Terry E. George is a Director, Vice President, Secretary and Treasurer of BRC. His business address is 4900 Tuttle Crossing Boulevard, Dublin, Ohio 43016. Terry E. George is a citizen of the United States of America.

        B.      David S. Borror's background is described in Item 2(A)(1) above.

        C. Douglas G. Borror's background is described in Item 2(A)(2) above.

        D. Terry E. George's background is described in Item 2(A)(3) above.

        E. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George has been convicted in a criminal proceeding.

        F. During the last five years, none of BRC, David S. Borror, Douglas G. Borror and Terry E. George was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


THE SPCP REPORTING PERSONS

        (a) SPC Fund and SPC Offshore Fund are members of SPCP Group and by virtue of SPCP Group's ownership in Parent may be deemed to be the beneficial owners of the Shares held by Parent. Silver Point is the investment manager of SPC Fund and SPC Offshore Fund and by virtue of such status may be deemed to be the beneficial owners of the Shares held by Parent. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the Shares held by Parent. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the Shares held by Parent.

        The SPCP Reporting Persons expressly disclaim beneficial ownership of the Shares held by Parent, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

        (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

        (c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities, (including Silver Point). The principal business of Silver Point is serving as an investment manager for private investment funds (including SPC Fund and SPC Offshore Fund). The principal business of SPCP Fund, SPC Offshore Fund and SPCP Group is acquiring, holding, managing and disposing of investments.

        (d) None of the SPCP Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the SPCP Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                   -----------------------
 257386102                                                       Page 20 of 30
---------------------                                   -----------------------


        (f) Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen. Each of SPC Fund and Silver Point is a limited partnership organized under the laws of the State of Delaware. SPC Offshore Fund is a Cayman Islands exempted company. The SPCP Group is a limited liability company organized under the laws of the State of Delaware.

THE ANGELO GORDON REPORTING PERSONS

        The Shares which are the subject of this Schedule 13D are held indirectly through Parent for the account of private investment funds and accounts for which Angelo Gordon acts as investment adviser, including Silver Oak Capital, L.L.C. (the "AG Funds"). Mr. Angelo is a managing member of JAMG LLC, which is the sole general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon. Mr. Angelo serves as the chief executive officer of Angelo Gordon. Mr. Gordon is the other managing member of JAMG LLC and is the chief operating officer of Angelo Gordon. The principal business address of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

        During the last five years, none of the Angelo Gordon Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

PARENT

        Parent is a Delaware corporation that acts as the holding company of Dominion Homes. Parent owns all of Dominion Homes' Shares and Parent conducts no other business. Parent's principal office is located at 2 Greenwich Plaza, First Floor, Greenwich, CT 06830.

        During the past five years, Parent has not been convicted in a criminal proceeding. During the past five years Parent has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

THE BORROR REPORTING PERSONS

        Since the date of the initial  filing of this Schedule 13D, BRC,  David
S. Borror, Douglas G. Borror and Terry E. George have made periodic purchases and sales of Shares through privately negotiated transactions, through open-market transactions and indirectly through the Dominion Homes, Inc. Retirement Plan and Trust, as the case may be. Each of these acquisitions of Shares has been made for investment purposes using the working capital of BRC or the personal resources of David S. Borror, Douglas G. Borror and Terry E. George, as the case may be.

THE SPCP REPORTING PERSONS

        On December 29, 2006, Dominion Homes entered into a Third Amended and Restated Credit Agreement (the "Credit Agreement") by and between Dominion Homes, The Huntington National Bank, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which Dominion Homes received a secured term loan in the aggregate amount of $235,000,000 of which the Holders (hereinafter defined) as Original Term B Lenders (the "Original Term B Lenders") provided $90,000,000 (the "Term B Loans"). In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, SPCP Group and Silver Oak Capital, L.L.C. ("Angelo Gordon" and together with the SPCP Group, the "Holders") simultaneously entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), by and among Dominion Homes, SPCP Group and Angelo Gordon pursuant to which Dominion Homes issued to the Holders warrants to purchase an aggregate of 1,538,235

---------------------                                   -----------------------
 257386102                                                       Page 21 of 30
---------------------                                   -----------------------


Shares at a purchase price of $0.01 per share (the "Warrants"), of which the SPCP Group was issued warrants to purchase 769,118 Shares (the "SPCP Group Warrant") and Silver Oak was issued warrants to purchase 769,117 Shares (the "Angelo Gordon Warrant").

        SPCP Group exercised the SPCP Group Warrant on April 30,2008 and elected the cashless exercise option. As a result, 755,134 Shares were issued to SPCP Group upon exercise of the SPCP Group Warrant, which amount was 13,984 Shares fewer than would have been issued had SPCP Group not elected the cashless exercise option. All such Shares were contributed to Parent prior to the Merger.

        THE ANGELO GORDON REPORTING PERSONS

        The Angelo Gordon Warrant was acquired by the AG Funds as part of the consideration for the Credit Agreement described above. The source of funds for the credit extended to the Issuer by the AG Funds was the working capital of the AG Funds.

        The AG Funds exercised the Angelo Gordon Warrant on April 30,2008 and elected the cashless exercise option. As a result, 755,133 Shares were issued to the AG Funds upon exercise of the Angelo Gordon Warrant, which amount was 13,984 Shares fewer than would have been issued had the AG Funds not elected the cashless exercise option. All such Shares were contributed to Parent prior to the Merger.

        PARENT

        In connection with the Merger, Parent acquired its Shares through the exchange of 100 shares in Merger Sub for 100 Shares in the surviving corporation. In the Merger, all existing Shares of Dominion Homes were cancelled, including those Shares contributed to Parent by SPCP Group, Angelo Gordon and BRC. At the time of such contribution, Parent was owned 50% by SPCP Group and 50% by Angelo Gordon. SPCP Group and Angelo Gordon each contributed $1,488,309.50 to Parent, which was used to cash out the Company's shareholders (other than those Shares held by Parent or dissenting shareholders) pursuant to the Merger (as described below). BRC acquired its interest in Parent on June 11, 2008 immediately prior to the Merger in exchange for its contribution to Parent of 3,926,324 shares of the Company owned by it. Following the Merger, all 100 Shares of the surviving corporation are owned by Parent and Parent is owned 45.19% by SPCP Group, 45.19% by Angelo Gordon and 9.62% by BRC.

ITEM 4.   PURPOSE OF TRANSACTION.

EACH OF THE BORROR REPORTING PERSONS, THE SPCP REPORTING PERSONS, THE ANGELO GORDON REPORTING PERSONS AND PARENT

        Numerous events of default have occurred since June 2007. However these events of default have been waived, with the rights of the Lenders (defined in the Credit Agreement) reserved, pursuant to amendments to the Credit Agreement described below.

        On January 14, 2008, Dominion Homes entered into Amendment No. 6 to the Credit Agreement, which listed the events of default, reserved all rights of the Lenders (as defined in the Credit Agreement) with respect thereto and amended the definition of the "Overadvance Limit" as defined in the Credit Agreement to mean the lesser of (i) $10,750,000 or such lesser amount as may be specified by the Senior Administrative Agent (as defined in the Credit Agreement) and (ii) an amount equal to (x) $210,750,000 minus (y) the aggregate principal amount of all Term Loans and Revolving Loans outstanding at any time.

        On January 18, 2008, Dominion Homes entered into Amendment No. 7 to the Credit Agreement, which listed the events of default, reserved all rights and remedies of the Lenders with respect thereto, provided that the Lenders would not exercise certain of their rights in connection with Dominion Homes' defaults under the Credit Agreement for a limited period of time not to extend beyond June 30, 2008, allowed for the change of control contemplated by the Merger Agreement and amended the definition of "Voluntary Prepayments/Commitment Reductions" in the Credit Agreement.

        On January 18, 2008, Dominion Homes entered into an Agreement and Plan of Merger (the "Merger Agreement") with Dominion Holding Corp. ("Parent") and Dominion Merger Corporation, a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to the terms of which Merger Sub, after the receipt of the affirmative vote of the holders of a majority of the outstanding Shares and the satisfaction or wavier of the closing conditions, will be merged with and into Dominion Homes, with Dominion Homes being the surviving corporation (the "Merger").

        In connection with the Merger Agreement, on January 18, 2008, BRC entered into a Roll-Over Commitment Letter Agreement (the "Commitment Letter") with Silver Oak Capital, L.L.C. ("Angelo Gordon") and SPCP Group, LLC as

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 257386102                                                       Page 22 of 30
---------------------                                   -----------------------


("Silver Point"). A copy of the Commitment Letter is attached hereto as Exhibit
3. Pursuant to the Commitment Letter, BRC committed to subscribe for shares of common stock of Parent in consideration of BRC's contribution of all of the Shares held by BRC to Parent.

        In connection with the Merger Agreement, on January 18, 2008, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into Equity Commitment Letter Agreements (the "Equity Commitment Letters") with Parent. A copy of the Equity Commitment Letters are attached hereto as Exhibit 4. Pursuant to the Equity Commitment Letters, each affiliate committed to contribute $1,488,309.50 to Parent in connection with the transactions contemplated by the Merger Agreement.

        In connection with the Merger Agreement, on January 18, 2008, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into an Interim Stockholders Agreement (the "Interim Stockholders Agreement") with each other and Parent. A copy of the Interim Stockholders Agreement is attached hereto as Exhibit 5. Pursuant to the Interim Stockholders Agreement, each such affiliate agree to act jointly to direct Parent with respect to its rights and obligations under the Merger Agreement and each such affiliate agree to (a) satisfy its commitment under its Equity Commitment Letter, (b) exercise its Warrants and contribute the Shares from the exercise of such Warrants to Parent prior to the consummation of the Merger and
(c) contribute $10 million of principal amount of Term B Notes (as defined in the Credit Agreement) to Parent. Merger expenses and any termination fee received under the Merger Agreement will be shared equally by each such affiliate.

        As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, on January 18, 2008, BRC, Douglas G. Borror (with respect to certain Shares which he beneficially owns) and David S. Borror (collectively, the "Borror Shareholders") entered into a Voting Agreement (the "Merger Voting Agreement") with Parent and Merger Sub. A copy of the Merger Voting Agreement is attached hereto as Exhibit 6. The Merger Voting Agreement provides that, among other things, at any time that Dominion Homes conducts a meeting of the holders of the Shares, or otherwise seeks a vote or consent of the holders of the Shares for the purpose of approving and adopting the Merger and the actions required in furtherance thereof, the Borror Shareholders shall vote their Shares, or provide a consent with respect to their Shares, (i) in favor of the Merger and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against any
"Acquisition  Proposal"  within  the  meaning  of  the  Merger  Agreement,  any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of Dominion Homes or any of its subsidiaries, any agreement or action by Dominion Homes that would result in a material breach by Dominion Homes under the Merger Agreement, or any agreement or action by Dominion Homes that would reasonably be expected to prevent, impede or delay the transactions contemplated by the Merger Agreement or dilute the benefits to Parent, Merger Sub and their affiliates of the transactions contemplated under the Merger Agreement. In addition, pursuant to the Merger Voting Agreement, the Borror Shareholders granted an irrevocable proxy to such persons as Parent designates for the purpose of using such voting power as contemplated in the Merger Voting Agreement. The Merger Voting Agreement restricts the transfer, or any contract or agreement regarding the transfer, of the Shares held by the Borror Shareholders and prohibits the creation or

---------------------                                   -----------------------
 257386102                                                       Page 23 of 30
---------------------                                   -----------------------


existence of any "Lien" (within the Meaning of the Merger Agreement), rights of first refusal or limitations on the Shares held by the Borror Shareholders. The Merger Voting Agreement further prohibits the granting of any proxy, power of attorney or other authorization with respect to the Shares held by the Borror Shareholders, the deposit of such Shares into a voting trust or entering into a voting agreement with respect to such Shares, or taking any other action that would in any way restrict or interfere with the performance of the Borror Shareholders' obligations under the Merger Voting Agreement or make any representation or warranty of the Borror Shareholders contained in the Merger Voting Agreement untrue or incorrect.

        On April 30, 2008, SPCP Group exercised the SPCP Group Warrant and the AG Funds exercised the Angelo Gordon Warrant, each electing the cashless exercise option. As a result, 755,134 Shares were issued to SPCP Group, which amount was 13,984 Shares fewer than would have been issued had SPCP Group not elected the cashless exercise option, and 755,133 Shares were issued to the AG Funds, which amount was 13,984 Shares fewer than would have been issued had the AG Funds not elected the cashless exercise option.

        The Company's shareholders approved the Merger at a special meeting of the shareholders on May 30, 2008. On June 11, 2008, the Company consummated the Merger pursuant to which Merger Sub merged with and into the Company with the Company continuing as the surviving corporation.

        At the effective time of the Merger, each Share of the Company's common stock issued and outstanding immediately prior to the effective time of the Merger (other than the Shares held by shareholders who were entitled to and who properly did exercise appraisal rights under Ohio law, and Shares owned by Parent, Merger Sub, BRC (whose Shares were contributed to Parent) and the Company) was exchanged into the right to receive $0.65 in cash, without interest and less any applicable withholding tax. As a result of the Merger, the 100 Merger Sub shares held by Parent were exchanged for 100 Shares of the surviving corporation and all other Shares were canceled subject to rights described in the preceding sentence.

        In connection with the Merger, Dominion Homes entered into Amendment No. 10 to the Credit Agreement, which listed the events of default, waived such events of default but reserved all rights and remedies of the Lenders (as defined in the Credit Agreement) with respect thereto and allows Dominion Homes to borrow up to $30 million in excess of the borrowing base limitation. The effect of the modifications set forth in the Tenth Amendment, as described above, is to provide the Company with an additional $30 million in borrowing capacity under the Credit Agreement.

        On June 11, 2008, a Form 15 was filed with the Securities and Exchange Commission to commence the procedure to terminate the registration of the Share and the Company's reporting obligations under the Securities Exchange Act of 1934.

        Except as set forth above or in Item 6 below, none of the Borror Reporting Persons, the SPCP Reporting Persons, the Angelo Gordon Persons or Parent has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

THE BORROR REPORTING PERSONS

         (a)(b) Beneficial Ownership of Shares:

                                     Shares                   Percent of
   Person                      Beneficially Owned        Outstanding Shares (1)
-----------------------      -----------------------     ----------------------
BRC                            100                              100%
David S. Borror                100 (2)(4)                       100%
Douglas G. Borror              100 (2)(3)(4)                    100%
Terry E. George                100 (2)(3)(4)                    100%

(1) Based on a total of 100 issued and outstanding Shares following the Merger.

(2) Each of David S. Borror, Douglas G. Borror and Terry E. George, by virtue of his status as either a director of BRC, an individual owning voting shares of BRC or a trustee of a trust owning voting shares of BRC, may be deemed to share voting and dispositive power with respect to the 100 Shares owned by Parent by virtue of BRC's ownership interest in Parent. See (4) below.

(3) David S. Borror has sole voting and dispositive power with respect to 0 Shares.

        Douglas G. Borror has sole voting and dispositive power with respect to 0 Shares.

        Terry E. George has sole voting and dispositive power with respect to 0 Shares.

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 257386102                                                       Page 24 of 30
---------------------                                   -----------------------

(4) David S. Borror disclaims beneficial ownership of the 100 Shares discussed in (2) above, and this report shall not be deemed an admission that David S. Borror is the beneficial owner of these Shares for purposes of Section 13(d) or 13(g) or for any other purpose. David S. Borror owns 28.6% of the issued and outstanding voting shares of BRC and 30.0% of the issued and outstanding non-voting shares of BRC and is the sole trustee of an irrevocable trust which owns 11.4% of the issued and outstanding voting shares of BRC and 20.0% of the issued and outstanding non-voting shares of BRC.

        Douglas G. Borror disclaims beneficial ownership of the 100 Shares discussed in (2) above, and this report shall not be deemed an admission that Douglas G. Borror is the beneficial owner of these Shares for purposes of
Section 13(d) or 13(g) or for any other purpose. Douglas G. Borror is the sole trustee of a revocable trust which owns 52.8% of the issued and outstanding voting shares of BRC and 44.2% of the issued and outstanding non-voting shares of BRC.

        Terry E. George disclaims beneficial ownership of the 100 Shares discussed in (2) above, and this report shall not be deemed an admission that Terry E. George is the beneficial owner of these Shares for purposes of Section 13(d) or 13(g) or for any other purpose. Terry E. George owns 7.1% of the issued and outstanding voting shares of BRC and 5.9% of the issued and outstanding non-voting shares of BRC.

        Each of the Borror Reporting Persons disclaims beneficial ownership of any Shares reported by either the SPCP Reporting Persons or the Angelo Gordon Reporting Persons and this report shall not be deemed an admission that any of the Borror Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

        (c) On November 20, 2007, Dominion Homes withheld 11,445 Shares, at a price of $1.78 to satisfy Douglas G. Borror's withholding taxes relating to the vesting of a grant of restricted Shares. There have been no other transactions with respect to the Shares by any of the Borror Reporting Persons during the 60-day period preceding January 18, 2008.

        (d)     Not applicable.

        (e)     Not applicable.


THE SPCP REPORTING PERSONS

A.      Silver Point Capital Management, L.L.C.

        (a)     Aggregate number of shares beneficially owned:              100

                Percentage:  100%

---------------------                                   -----------------------
 257386102                                                       Page 25 of 30
---------------------                                   -----------------------


        The calculations of the percentages referred to herein are based on 100 Shares issued and outstanding as of June 11, 2008 following the consummation of the Merger.

B.      Silver Point Capital, L.P.

        (a)     Aggregate number of shares beneficially owned:              100

                Percentage:  100%

        The calculations of the percentages referred to herein are based on 100 Shares issued and outstanding as of June 11, 2008 following the consummation of the Merger.

C.      Silver Point Capital Fund, L.P.

        (a)     Aggregate number of shares beneficially owned:              100

                Percentage:  100%

        The calculations of the percentages referred to herein are based on 100 Shares issued and outstanding as of June 11, 2008 following the consummation of the Merger.

D.      Silver Point Capital Offshore Fund, Ltd.

        (a)     Aggregate number of shares beneficially owned:              100

                Percentage:  100%


        The calculations of the percentages referred to herein are based on 100 Shares issued and outstanding as of June 11, 2008 following the consummation of the Merger.

E.      SPCP Group, LLC

        (a)     Aggregate number of shares beneficially owned:              100

                Percentage:  100%

        The calculations of the percentages referred to herein are based on 100 Shares issued and outstanding as of June 11, 2008 following the consummation of the Merger.

        In connection with the Merger, the SPCP Reporting Persons contributed 755,134 Shares to Parent, and as a result of the consummation of the Merger, all such Shares were cancelled. The 100 Shares of Merger Sub held by Parent were converted into 100 shares of the surviving corporation. Parent is the sole shareholder of the 100 shares of the surviving corporation.


        (b) SPCP Group is a stockholder in Parent and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Parent. SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Parent. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Parent. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Parent. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. The SPCP Reporting Persons expressly disclaim beneficial ownership of the Shares held by Parent, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

---------------------                                   -----------------------
 257386102                                                       Page 26 of 30
---------------------                                   -----------------------


        (c)     Not applicable.

        Each of the SPCP Reporting Persons disclaims beneficial ownership of any Shares reported by either the Borror Reporting Persons or the Angelo Gordon Reporting Persons, and this report shall not be deemed an admission that any of the SPCP Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

        THE ANGELO GORDON REPORTING PERSONS

        (a) As of June 11, 2008, the Angelo Gordon Reporting Persons are the indirect beneficial owners of 100 Shares and each of the Reporting Persons may be deemed to be the beneficial owner of the 100 Shares outstanding.

        (b) (i) Angelo Gordon may be deemed to have shared power to direct the voting and disposition of the 100 Shares.

                (ii) Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 100 Shares.

                (iii) Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 100 Shares.

        (c) In connection with the Merger, the Angelo Gordon Reporting Persons contributed 755,133 Shares to Parent, and as a result of the consummation of the Merger, all such Shares were cancelled. The 100 Shares of Merger Sub held by Parent were converted into 100 Shares of surviving corporation.

        (d) The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

        (e)     Not applicable.

        Each of the Angelo Gordon Reporting Persons disclaims beneficial ownership of any Shares reported by either the Borror Reporting Persons or the SPCP Reporting Persons, and this report shall not be deemed an admission that any of the Angelo Gordon Reporting Persons are the beneficial owner of those Shares for purposes of Section 13(d) or 13(g) or for any other purpose.

        PARENT

        (a) As of June 11, 2008, Parent is the direct beneficial owner of 100 Shares and may be deemed to be the beneficial owner of 100% of the total number of Shares outstanding.

        (b) Parent may be deemed to have the sole power to direct the voting and disposition of 100 Shares.

        (c) In connection with the Merger, the SPCP Reporting Persons contributed 755,134 Shares to Parent, the Angelo Gordon Reporting Persons contributed 755,133 Shares to Parent and BRC contributed 3,926,324 Shares to Parent, and as a result of the consummation of the Merger, such Shares were cancelled. The 100 Shares of Merger Sub held by Parent were converted into 100 Shares of surviving corporation. Parent is the sole shareholder of the 100 Shares of the surviving corporation.

        (d) SPCP Group, Angelo Gordon and BRC are stockholders in Parent. SPCP group owns 45.19% of Parent's issued and outstanding common stock, Angelo Gordon owns 45.19% of Parent's issued and outstanding common stock and BRC owns 9.62% of Parent's issued and outstanding common stock.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         THE BORROR REPORTING PERSONS

        BRC and its shareholders are parties to a Close Corporation Agreement (the "BRC Agreement") that governs the operation of BRC and certain relations among its shareholders. The BRC Agreement provides that all of the voting power

---------------------                                   -----------------------
 257386102                                                       Page 27 of 30
---------------------                                   -----------------------


of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Douglas G. Borror. David S. Borror has the right to appoint the directors of BRC in the event Douglas G. Borror dies or becomes incapacitated and, in such event, it is anticipated that David S. Borror will appoint an advisory committee of the then existing members of the executive committee of Dominion Homes to assist him with material decisions affecting BRC, including issues involving BRC's ownership of Shares.

        Under the provisions of the BRC Agreement, David S. Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the common shares of BRC, absent his removal for "cause" within the meaning of the BRC Agreement. The BRC Agreement generally prohibits the transfer of common shares of BRC to persons who are not members of the Borror family unless certain procedures are followed. BRC is required to repurchase all of the common shares of BRC owned by Terry E. George in the event of his death or incapacity. BRC also is required to purchase a certain number of common shares of BRC from the estates of Borror family members. Under certain conditions, Borror family members who are not employed by BRC have the right to require BRC to repurchase common shares of BRC held by such family members. In certain instances, the obligation of BRC to repurchase common shares of BRC may be assumed by certain Borror family shareholders.

EACH OF THE BORROR REPORTING PERSONS, THE SPCP REPORTING PERSONS AND THE ANGELO GORDON REPORTING PERSONS

        In connection with the Credit Agreement and Warrant Purchase Agreement (each as described in Item 4), on December 29, 2006, BRC entered into a Voting Agreement (the "Voting Agreement") with Dominion Homes, an affiliate of the SPCP Reporting Persons, as a Holder and an Original Term B Lender and an affiliate of the Angelo Gordon Reporting Persons, as a Holder and an Original Term B Lender. The Voting Agreement provides, among other things, that, during all times when the Original Term B Lenders or the Holders, as the case may be, are entitled to appoint a Designated Board Member, BRC will vote, or cause to be voted, all Shares beneficially owned by BRC or over which BRC has voting control to ensure that at each annual or special meeting of shareholders at which an election or removal of directors is considered, or pursuant to any written consent, (i) Designated Board Members, that are reasonably acceptable to a majority of the beneficial owners of BRC, are elected to the Board and
(ii) no Designated Board Member is removed from office, without cause, unless such removal is directed or approved by the written consent of a majority of the Original Term B Lenders or the Holders holding a majority of the Warrants, as applicable.

        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, BRC entered into the Commitment Letter. A copy of the Commitment Letter is attached hereto as Exhibit 3.

---------------------                                   -----------------------
 257386102                                                       Page 28 of 30
---------------------                                   -----------------------


        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, each of an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into the Equity Commitment Letters with Parent. A copy of the Equity Commitment Letters are attached hereto as Exhibit 4.

        As described in Item 4, on January 18, 2008 and in connection with the Merger Agreement, an affiliate of the SPCP Reporting Persons and an affiliate of the Angelo Gordon Reporting Persons entered into an Interim Stockholders Agreement (the "Interim Stockholders Agreement") with each other and Parent. A copy of the Interim Stockholders Agreement is attached hereto as Exhibit 5.

        Upon the consummation of the Merger, SPCP Group, Angelo Gordon, BRC and Parent entered into a Stockholders Agreement (the "Stockholders Agreement") with respect to the common stock of Parent, the sole owner of the Company's Share of common stock. The Stockholders Agreement provides for customary transfer and voting provisions.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
-----------------------------------------

        Exhibit 1 - Joint Filing Agreement, dated as of January 23, 2008, by and among the Borror Reporting Persons, the SPCP Reporting Persons and the Angelo Gordon Reporting Persons (incorporated by reference to Exhibit 1 to the
Schedule 13D/A previously filed with the Commission on January 24, 2008).

        Exhibit 2 - Warrant Purchase Agreement, dated as of December 29, 2006, by and among Dominion Homes, SPCP Group and Angelo Gordon (incorporated by reference to Exhibit B to the Schedule 13D previously filed by the SPCP Reporting Persons with the Commission on January 4, 2007).

        Exhibit 3 - Roll-Over Commitment Letter Agreement, dated January 18, 2008, by Angelo Gordon and Silver Point and agreed to by BRC (incorporated by reference to Exhibit 3 to the Schedule 13D/A previously filed with the Commission on January 24, 2008).

        Exhibit 4 - Equity Commitment Letters between each of Angelo Gordon and Silver Point and Parent, dated January 18, 2008 (incorporated by reference to
Exhibit 4 to the Schedule 13D/A previously filed with the Commission on January 24, 2008).

        Exhibit  5 -  Interim  Stockholders  Agreement  by and  between  Angelo
Gordon, Silver Point and Parent, dated January 18, 2008 (incorporated by reference to Exhibit 5 to the Schedule 13D/A previously filed with the Commission on January 24, 2008).

        Exhibit 6 - Merger Voting Agreement, dated January 18, 2008, among the Borror Shareholders, Parent and Merger Sub (incorporated by reference to
Exhibit 6 to the Schedule 13D/A previously filed with the Commission on January 24, 2008).

        Exhibit 7 - Second Amended and Restated Close Corporation Agreement of BRC, dated October 4, 2004 (incorporated by reference to Exhibit 2 to the
Schedule 13D/A previously filed with the Commission on January 12, 2007).

        Exhibit 8 - Voting Agreement, dated December 29, 2006 among BRC, Dominion Homes, Silver Point, as both a Holder and an Original Term B Lender, and Angelo Gordon, as both a Holder and an Original Term B Lender (incorporated by reference to Exhibit 2 to the Schedule 13D/A previously filed with the Commission on January 12, 2007).

        Exhibit 9 - Agreement and Plan of Merger, dated January 18, 2008, by and among Parent, Merger Sub and Dominion Homes (incorporated by reference to the Form 8-K filed by Dominion Homes on January 22, 2008).

        Exhibit 10 - Joint Filing Agreement, dated as of June 15, by and among the Borror Reporting Persons, the SPCP Reporting Persons, the Angelo Gordon Reporting Persons and Parent.

---------------------                                   -----------------------
 257386102                                                       Page 29 of 30
---------------------                                   -----------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2008               BRC PROPERTIES INC.


                                  By: /s/ Terry E. George
                                      ---------------------------------------
                                      Terry E. George
                                      Vice President, Secretary and Treasurer


                                  /s/ David S. Borror
                                  -------------------------------------------
                                  David S. Borror


                                  /s/ Douglas A. Borror
                                  -------------------------------------------
                                  Douglas S. Borror


                                  /s/ Terry E. George
                                  -------------------------------------------
                                  Terry E. George



Date: June 15, 2008               SILVER POINT CAPITAL MANAGEMENT, L.L.C.


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  By: Edward A. Mule
                                  Its: Managing Member


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  Name: Edward A. Mule, individually


                                  /s/ Robert J. O'Shea
                                  -------------------------------------------
                                  Name:  Robert J. O'Shea, individually


                                  SILVER POINT CAPITAL, L.P.

                                  By:  SILVER POINT CAPITAL MANAGEMENT,
                                       L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                  By: Edward A. Mule
                                  Its: Managing Member

---------------------                                   -----------------------
 257386102                                                       Page 30 of 30
---------------------                                   -----------------------



                                  SILVER POINT CAPITAL FUND, L.P.

                                  By:  SILVER POINT CAPITAL, L.P., its
                                       General Partner

                                  By:  SILVER POINT CAPITAL MANAGEMENT,
                                       L.L.C., its General Partner


                                       /s/ Edward A. Mule
                                       -----------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member



                                  SPCP GROUP, LLC

                                  By:  SILVER POINT CAPITAL FUND, L.P.,
                                       its Managing Member

                                  By:  SILVER POINT CAPITAL, L.P.,
                                       its General Partner

                                  By: SILVER POINT CAPITAL MANAGEMENT, L.L.C., its General Partner


                                       /s/ Edward A. Mule
                                       -----------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member



                                  SILVER POINT CAPITAL OFFSHORE FUND, LTD.

                                  By:  SILVER POINT CAPITAL, L.P., its
                                       Investment Manager

                                  By:  SILVER POINT CAPITAL MANAGEMENT,
                                       L.L.C., its General Partner


                                       /s/ Edward A. Mule
                                       -----------------------------------
                                       By:   Edward A. Mule
                                       Its:  Managing Member



Date: June 15, 2008               ANGELO, GORDON & CO., L.P.


                                  /s/ Joseph R. Wekselblatt
                                  -------------------------------------------
                                  By:  Joseph R. Wekselblatt
                                  Its: Chief Financial Officer


                                  JOHN M. ANGELO


                                  /s/  John M. Angelo
                                  -------------------------------------------
                                  By:  John M. Angelo
                                  Its: Chief Executive Officer



                                  MICHAEL L. GORDON


                                  /s/  Michael L. Gordon
                                  -------------------------------------------
                                  Michael L. Gordon




Date: June 15, 2008               DOMINION HOLDING CORP.


                                  /s/ Richard Petrilli
                                  -------------------------------------------
                                  By:  Richard Petrilli
                                  Its: Authorized Signatory